05039899

SO 3/24/05

CHANGE COMMISSION
, D.C. 20549

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

## FACING PAGE

**Information Required of Brokers and Dealers**
**Pursuant to Section 17 of the Securities Exchange Act of 1934**
**and Rule 17a-5 Thereunder**

SEC FILE NO
8-52991

**REPORT FOR THE PERIOD BEGINNING** 1/1/04 (MM/DD/YY) **AND ENDING** 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

**NAME OF BROKER-DEALER:**

**thinkorswim, Inc.**

Official Use Only

FIRM ID. NO.

**ADDRESS OF PRINCIPAL PLACE OF BUSINESS:**
**(Do not use P.O. Box No.)**

3304 N. Lincoln Ave.
(No. and Street)

RECEIVED MAR 1 1 2005 PROCESSING SECTION

| Chicago | Illinois | 60657 |
|---|---|---|
| (City) | (State) | (Zip Code) |

**NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT**

Joel Blom 773-435-3210
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

**INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report***
***(Name -- if individual, state last, first, middle name)***

**PricewaterhouseCoopers LLP**

| One North Wacker Drive | Chicago | IL | 60606 |
|---|---|---|---|
| (ADDRESS) Number and Street | City | State | Zip Code |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/28/05

# OATH OR AFFIRMATION

**I, Joel Blom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of thinkorswim, Inc. as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.**

"OFFICIAL SEAL"
DONALD E. ROBERTS
Notary Public, State of Illinois
My Commission Expires 06/13/05

Donald E. Roberts
**Notary Public**

**This report ** contains (check all applicable boxes):**

| | | |
|---|---|---|
| X | (a) | **Facing Page** |
| X | (b) | **Statement of Financial Condition** |
| | (c) | **Statement of Income** |
| | (d) | **Statement of Cash Flows** |
| | (e) | **Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital** |
| | (f) | **Statement of Changes in Liabilities Subordinated to Claims of Creditors** |
| | (g) | **Computation of Net Capital** |
| | (h) | **Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3** |
| | (i) | **Information Relating to the Possession or Control Requirements Under Rule 15c3-3** |
| | (j) | **A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3** |
| | | **Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act** |
| | (k) | **A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation** |
| X | (l) | **An Oath or Affirmation** |
| | (m) | **A Copy of the SIPC Supplemental Report** |
| | (n) | **A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit** |

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

# thinkorswim, Inc.

## Statement of Financial Condition

## December 31, 2004

**thinkorswim, Inc.**
**Index**
**December 31, 2004**

---

**Page(s)**

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

**Report of Independent Auditors**

To the Board of Directors and Stockholder of
thinkorswim, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of thinkorswim, Inc. (the "Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company has revised its retained earnings as of December 31, 2003 from amounts previously reported on by other auditors to reflect certain adjustments as more fully discussed in Note 3.

PricewaterhouseCoopers LLP

March 9, 2005

## thinkorswim, Inc.
## Statement of Financial Condition
## December 31, 2004

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 5,252,401 |
| Receivable from clearing brokers | | 1,932,498 |
| Securities owned, at market value | | 76,686 |
| Software and website development, at cost net of accumulated amortization of $1,490,995 | | 734,458 |
| Furniture, equipment and leasehold improvements, at cost net of accumulated depreciation and amortization of $670,421 | | 534,295 |
| Due from affiliates | | 2,038,110 |
| Income taxes receivable | | 305,801 |
| Deferred tax asset | | 2,159,800 |
| Prepaid expenses, accounts receivable and other assets | | 427,245 |
| Total assets | $ | 13,461,294 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Accrued compensation and related benefits | $ | 86,168 |
| Due to affiliates | | 97,218 |
| Securities sold, not yet purchased, at market value | | 65,696 |
| Accounts payable and accrued expenses | | 482,550 |
| Other liabilities | | 392,800 |
| Total liabilities | | 1,124,432 |
| Common stock | | - |
| Additional paid in capital | | 12,542,932 |
| Accumulated deficit | | (206,070) |
| Total stockholder's equity | | 12,336,862 |
| Total liabilities and stockholder's equity | $ | 13,461,294 |

## 1. Nature of Operations

**Organization and Basis of Presentation**
thinkorswim, Inc. (the "Company") is a registered broker-dealer subject to regulation by the Securities and Exchange Commission ("SEC"), National Association of Securities Dealers, Inc. and the National Futures Association. The Company is in the business of providing brokerage services for equity options and the related equity securities to retail customers, primarily through online systems. Pursuant to a clearing agreement between the Company and its clearing broker, Penson Financial Services, all securities transactions are cleared on a fully disclosed basis. The Company also offers its customers a wide variety of investment news, quotes, charts and other tools. The Company is 100% owned by thinkorswim Group, Inc. (the "Parent").

## 2. Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the Company's financial statements.

**Cash and Cash Equivalents**
Cash and cash equivalents includes cash, money market funds and highly liquid securities with original maturities at the date of purchase of three months or less. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these investments. Included in cash and cash equivalents at December 31, 2004 is an investment in a money market fund and commercial paper with balances of $2,734,616 and $432,686, respectively.

**Receivable from Clearing Broker-Dealer**
Receivable from clearing broker-dealer consists of cash deposits and receivables from revenues earned, net of expenses incurred from customer transactions conducted through the clearing broker.

**Securities Owned and Securities Sold, Not Yet Purchased**
Securities owned and securities sold, not yet purchased, are carried at market value and recorded on a trade date basis. The Company does not actively trade securities for its own benefit. The securities and securities sold, not yet purchased result from trade corrections.

**Estimated Fair Value of Financial Instruments**
Fair value for securities owned and securities sold, not yet purchased, is estimated using market quotations. Management estimates the aggregate fair value of other financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

**Furniture, Equipment and Leasehold Improvements**
Furniture, equipment and leasehold improvements are carried at cost and are depreciated on an accelerated basis over the estimated useful lives of the related assets ranging from five to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvement or the term of the lease.

**Intangible Asset**

Intangible assets relate to a customer list acquired in May 2004 for $150,020. This intangible asset is being amortized on a straight-line basis over its expected useful life of three years. The intangible asset is included in Other Assets on the Statement of Financial Condition.

**Income Taxes**

The Company is included in the consolidated Federal and in certain combined state and local income tax returns filed by the Parent and affiliates. Other state and local tax returns are filed according to the taxable activity of each entity. The consolidated and combined tax liabilities are settled among the companies as if each company had filed separate returns. Companies with losses or excess credits on a separate return basis receive the related tax benefits when they would be utilized in their separate returns or in the consolidated or combined returns. Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using enacted tax rates and laws at the financial statement date. The effect on deferred tax assets and liabilities of a change in tax rates or law is recognized as income or expense in the period including the enactment date.

**Software and Website Development**

Software and website development costs provided by third parties are stated at cost, net of accumulated amortization, and are being amortized on a straight-line basis over a three-year useful life.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

## 3. Prior Period Adjustment

During the year ended December 31, 2004, the Company recorded adjustments to its previously issued financial statements.

In connection with the Parent becoming the Company's sole stockholder, the Company amended its authorized and outstanding shares. This change resulted in a net reduction of capital stock and additional paid-in capital (preferred) and an offsetting increase in additional paid-in capital (common), which should have been recorded in 2002. The adjustment resulted in no net impact on stockholder's equity.

The Company determined that its website development cost amortization was not being recorded in accordance with its stated policy. A cumulative adjustment of $162,434 was recorded, net of tax, as of January 1, 2004.

The Company also determined that stock option awards of its parent issued to employees and a service provider of the Company had not been properly recorded in the Company's accounting records. The Company recorded the applicable cumulative adjustment as of January 1, 2004. This adjustment resulted in a $4,626,793 increase in additional paid-in capital, a partially offsetting increase in expenses for a net increase in stockholder's equity of $2,024,086.

## 4. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are composed of the following at December 31, 2004:

| | Securities Owned | Securities Sold, Not Yet Purchased |
|---|---|---|
| Options | $ 66,675 | $ 55,685 |
| Equities | 10,011 | 10,011 |
| | $ 76,686 | $ 65,696 |

## 5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2004:

| | | |
|---|---|---|
| Computer hardware | $ | 779,381 |
| Leasehold improvements | | 246,152 |
| Furniture and fixtures | | 179,182 |
| Less: accumulated depreciation and amortization | | (670,420) |
| | $ | 534,295 |

## 6. Software and Website Development

The Company has capitalized the following software and website development costs at December 31, 2004:

| | | |
|---|---|---|
| Computer software | $ | 553,276 |
| Website development | | 1,672,178 |
| Less: accumulated amortization | | (1,490,996) |
| | $ | 734,458 |

## 7. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2004 are presented below:

| | | |
|---|---|---|
| Deferred tax assets arising from: | | |
| Options | $ | 2,181,851 |
| Leasehold improvements | | 63,208 |
| Start-up costs | | 5,271 |
| Customer lists | | 9,638 |
| State tax benefit | | 122,432 |
| Total deferred tax assets | | 2,382,400 |
| Deferred tax liabilities arising from: | | |
| Depreciation costs | | 222,600 |
| Net deferred taxes | $ | 2,159,800 |

Management has determined that no valuation allowance is needed given the expectation of future taxable income which will exceed the amounts necessary to realize the deferred tax asset.

## 8. Related Parties

Related-party transactions during 2004 include funding of start-up costs for an affiliate and paying operating expenses on behalf of affiliated companies. Due from/to affiliates consists of the following at December 31, 2004

| | Due from | Due to |
|---|---|---|
| TOS Technologies, Inc. | $ 957,596 | $ - |
| thinkorswim Advisors, Inc. | 998,824 | - |
| thinkorswim Group, Inc. | 81,090 | - |
| TOS Red, Inc. | 600 | - |
| TOS Services, Inc. | - | 97,218 |
| Total | $ 2,038,110 | $ 97,218 |

## 10. Commitments and Contingencies

The Company leases office space under an operating lease agreement which expires during 2005. Minimum required rental payments in 2005 under this lease obligation, including taxes and operating expenses, is $123,117.

The Company has accrued for the estimable outcome of litigation surrounding a non-customer related claim. The settlement, legal and arbitration fees are estimated at $392,800 and are included in Other Liabilities. The Company does not expect resolution of this matter to have a material adverse effect on the Company's financial position or results of operations.

Management of the Company is not aware of any legal proceedings or other matters arising out of its activities as a broker-dealer in securities that would result in a material adverse effect on the Company's financial position or results of operations.

In the normal course of business, the Company enters into contracts which contain indemnification provisions, such as purchase contracts, service agreements and leasing agreements. Under the provisions of these contracts, the Company may indemnify counterparties to the contracts for certain aspects of the Company's past conduct if other parties fail to perform, or if certain events occur. These indemnification provisions will vary based upon the contract. The Company may in turn obtain indemnifications from other parties in certain contracts. These indemnification provisions are not expected to have a material impact on the Company's results of operations or financial condition.

## 11. Off-Balance Sheet Risk and Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations of the Company are performed by its clearing broker pursuant to a clearance agreement. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

In the normal course of business, the Company's clearing broker makes margins loans to the Company's customers, which are collateralized by customer securities. In permitting the customers to purchase securities on margin, the clearing broker is exposed to the risk of a market decline that could reduce the value of the collateral held below the customers' indebtedness before the collateral can be sold, which could result in losses to the clearing broker. The Company's agreement with the clearing broker requires the Company to reimburse the clearing broker for any losses incurred related to customers introduced by the Company. The Company seeks to control the risk associated with customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on bank deposits.

## 11. Net Capital Requirements

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). As a broker-dealer who does not carry customer accounts, under the alternative method permitted by this rule, the Company's required net capital must not be less than $250,000. At December 31, 2004, the Company's net capital of $6,019,095 was in excess of the minimum requirement by $5,769,095.